May 12, 2005


Mail Stop 0306

Mr. Leslie H. Cross, President and Chief Executive Officer
DJ Orthopedics, Inc.
2985 Scott Street
Vista California 92081


Via U S Mail and FAX [(760) 734-3536 ]


Re:	DJ Orthopedics, Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	Forms 10-Q for the 2004
	File No. 1-16757


Dear Mr. Cross:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Mr. Leslie H. Cross
DJ Orthopedics, Inc.
May 12, 2005
Page 2


Form 10-K for fiscal 12/31/04

Report of Independent Registered Public Accounting Firm - Page 50

1. We see your audit report does not comply with paragraph 3 of PCAOB
Auditing Standard No. 1. Please revise the audit report to comply with this requirement.


Note 3. Acquisitions - Page 62

2. Supplementally and in future filings provide more details of the specific identifiable intangible assets acquired, including the nature of the existing and patented technology, customer relationships, customer contract, etc. In addition, provide details of how these assets were initially valued and how you review these assets periodically for possible impairment. Details should also be provided of the factors that contributed to a purchase price that resulted in the recognition of a significant amount of goodwill. Refer to paragraph 51b. of SFAS 141.




*  *  *  *  *  *  *




	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on EDGAR under the label "CORRESP". When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address:
20549-0306.



Mr. Leslie H. Cross
DJ Orthopedics, Inc.
May 12, 2005
Page 3


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Jeanne Bennett at (202) 551-3606, if you have questions regarding our comments. In her absence you may contact me at (202) 551-3676.



      Sincerely,


      							Brian R. Cascio
      							Accounting Branch Chief
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